Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
ENABLE HOLDINGS, INC.

The undersigned hereby certifies that:

1.           [He/she] is the duly elected and acting [Officer Title] of Enable Holdings, Inc., a Delaware corporation.

2.           The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on December 6, 2005 with the name Cape Coastal Trading Corporation.

3.           Pursuant to Sections 228 and 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of Certificate of Incorporation amends Section 5.3 of this corporation’s Certificate of Incorporation to read in its entirety as follows:

5.3          Preferred Stock Rights.  The Corporation hereby creates a series of preferred stock designated as the “Series A Preferred,” consisting of 2,500,000 shares.  The designations, voting powers, preferences and relative, participating, optional or other rights, and qualifications, limitations or restrictions of the Preferred Stock is as follows:

(a)          Dividends.

(i)           Optional.  The holders of shares of Series A Preferred shall be entitled to receive dividends, out of any assets legally available therefor, in an amount equal to that paid on any other outstanding stock of this Corporation, payable when and if declared by the Board of Directors.  Such dividends shall not be cumulative.

(ii)           Nonpayment of Series A Redemption Price.  If a majority of the then outstanding Series A Preferred request redemption pursuant to Section 5.3(d) but legal restrictions on redemptions limit or preclude the timely redemption of all the Series A Preferred so requested to be redeemed at the Series A Redemption Price pursuant to Section 5.3(d), dividends shall accrue on the Series A Preferred at the rate of $0.05 per share per annum (as adjusted for any stock dividends, combinations or splits with respect to such shares after the filing of this Certificate) from the date on which redemption was to be made pursuant to such request until all shares of Series A Preferred so requested to be redeemed have been redeemed and the applicable Series A Redemption Price has been paid in full.  Such dividends shall accrue whether or not earned or declared.

(b)          Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

(i)           Preference.

(1)           Preference of Series A Preferred.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (a “Liquidation”), the holders of shares of Series A Preferred then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after and subject to the payment in full of all amounts required to be distributed to the holders of any other class or series of stock of the Corporation ranking on liquidation prior and in preference to the Series A Preferred, but before any payment shall be made to the holders of Common Stock or any other class or series of stock ranking on liquidation junior to the Series A Preferred by reason of their ownership thereof, an amount per share equal to the sum of (A) $4.00 for each outstanding share of Series A Preferred, and (B) an amount equal to declared but unpaid dividends on such share (subject to adjustment of such fixed dollar amounts for any stock splits, stock dividends, combinations, recapitalizations or the like after the filing of this Certificate).  If upon any Liquidation, the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred and any other class of series of stock ranking on liquidation on a parity with the Series A Preferred (“Parity Stock”) the full amount to which they shall be entitled, the holders of shares of Series A Preferred and any Parity Stock shall share ratably in any distribution of the assets and funds of the Corporation in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(2)           Participation.  Upon the completion of the distribution required by Section 5.3(a)(i), the holders of shares of Series A Preferred (on an as converted basis) and Common Stock then outstanding shall be entitled to be paid out of the remaining assets of the Corporation additional amounts on a pro rata basis.

(3)           Certain Transactions.  The merger or consolidation of the Corporation into or with any other entity, or the sale of all or substantially all of the assets of the Company, as a result of which the stockholders of the Corporation immediately prior to such transaction, in their capacities as such, own, immediately following such transaction, less than 50% of the surviving or buying entity or its parent, shall be deemed to be a Liquidation for all purposes of this Section 5.3.

(4)           Noncash Consideration.  In any Liquidation, if the consideration received by the Corporation or its shareholders is other than cash, its value for purposes of this Section 5.3 will be determined as follows:

(A)           Securities not subject to investment letter or other similar restrictions on free marketability covered by Section 5.3(b)(i)(4)(B):

(I)           If traded on a securities exchange or through the Nasdaq National Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange or market over the 30-calendar-day period ending 3 trading days prior to the closing;

(II)           If actively traded over-the-counter (other than through the Nasdaq National Market), the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the 30-calendar-day period ending 3 trading days prior to the closing; and

(III)           If there is no active public market, the value shall be the fair market value thereof, as mutually determined by the Corporation and the holders of a majority of the Series A Preferred.

(B)          The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as stated in Section 5.3(b)(i)(4)(A)(I) to reflect the approximate fair market value thereof, as mutually determined by the Corporation and (I) the holders of a majority of the Series A Preferred.

(C)          Other non-cash consideration shall be valued at the fair market value thereof, as mutually determined by the Corporation and the holders of a majority of the Series A Preferred.  In a transaction described in Section 5.3(b)(i)(3), the pricing of the non-cash consideration in connection with the dissolution is the same as it was priced in the underlying transaction, as determined in good faith by the Corporation’s Board of Directors.  If the holders of not less than a majority of the Series A Preferred object to the Board’s determination of the value of a transaction described in Section 5.3(b)(i)(3), the Corporation and the holders of not less than a majority of the Series A Preferred shall each appoint one independent investment-banker or qualified appraiser and such persons shall in turn select a third investment-banker or qualified appraiser, which group of three persons shall then determine, by majority vote, the fair market value thereof.

(5)           Noncompliance.  In the event the requirements of this Section 5.3 are not complied with as to any transaction, the Corporation shall forthwith either:

(A)           cause the closing of such transaction to be postponed until such time as the requirements of this Section 5.3(b) have been complied with; or

(B)           cancel such transaction, in which event the rights, preferences and privileges of the holders of Series A Preferred shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice given pursuant to Section 5.3(b)(i)(6).

(6)           Notice.  The Corporation shall give each holder of record of Series A Preferred written notice of any impending transaction which constitutes or would result in a Liquidation not later than 15 days prior to the stockholders’ meeting called to approve such transaction, or 15 days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 5.3, and the Corporation shall thereafter give such holders prompt notice of any material changes.  The transaction shall in no event take place sooner than 20 days after the Corporation has given the first notice provided for herein or sooner than 10 days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened, to the extent applicable, upon the written consent of each of (i) the holders of Series A Preferred that represent at least a majority of the voting power of all then outstanding shares of Series A Preferred.

(c)          Voting Rights.  The holders of Series A Preferred shall have the voting rights set forth below.

(i)           General.  Except as otherwise required by law or as set forth in Section 5.3(c)(ii) the shares of Series A Preferred shall be voted together with the Common Stock and all other series of Preferred Stock at any annual or special meeting of the stockholders of the Corporation, or may act by written consent in the same manner as the Common Stock and any other series of Preferred Stock.  Each holder of Series A Preferred shall be entitled to such number of votes for the Series A Preferred held by it equal to 100 times the number of shares of Series A Preferred held by it.

(ii)           Election of Directors.  In the event that the Company institutes proceedings to be adjudicated a bankrupt or insolvent, consents to the institution of bankruptcy or insolvency proceedings against it, files a petition or answer or consent seeking reorganization or relief under the Federal Bankruptcy Act or any other applicable federal or state law, consents to the filing of any such petition or the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or of any substantial part of its property, makes an assignment for the benefit of creditors, admits in writing its inability to pay its debts generally as they become due, or takes corporate action in furtherance of any such action, then the size of the Company’s board of directors shall automatically be increased to that number of persons that equals twice the number of directors then in office, plus one director, and the holders of the Series A Preferred shall have the right to elect all of the directors required to fill the resulting vacancies, voting as a single class.

(iii)           Protective Provisions.  The vote or written consent of the holders of a majority of all shares of Series A Preferred then outstanding shall be required for any action which:

(1)           changes the rights, preferences, privileges, qualifications, limitations or restrictions of the Series A Preferred;

(2)           increases or decreases the authorized number of shares of Series A Preferred;

(3)           issues or creates any new class of equity security having rights preferential to or on parity with the rights of the Series A Preferred with respect to dividends or amounts distributable on Liquidation, or which amends the terms of or reclassifies any class of equity securities with the same effect;

(4)           redeems, repurchases or otherwise acquires any shares of any class of equity securities or any securities or instruments convertible into, exchangeable for or carrying any right to acquire equity securities, or authorizes or creates a sinking fund for any such purpose, other than (x) pursuant to Section 5.3(d), and (y) the repurchase of Common Stock at cost pursuant to employment agreements from individuals whose employment with the Corporation ends simultaneously with such repurchase or ended within 60 days prior to such repurchase; or

(5)           amends the Corporation’s Certificate of Incorporation (including without limitation the adoption or effectiveness of any certificate of rights, preferences and privileges of any new class or series of Preferred Stock) in any way which adversely affects the rights, preferences or privileges of the Series A Preferred.

(d)          Redemption.  Upon not less than 60 days’ prior  written request from the holders of a majority of the then outstanding Series A Preferred (a “Series A Redemption Date”) that all or some of such holders’ shares be redeemed, and concurrently with surrender by such holders of the certificates representing such shares, the Corporation shall, to the extent it may lawfully do so, redeem the shares specified in such request in the aggregate for each Redemption Date, by paying in cash therefor a sum per share of $4.00 (as adjusted for any stock dividends, combinations or splits with respect to such shares after the filing of this Certificate) plus all accrued or accumulated but unpaid dividends, if any, on such shares to the date of payment (the “Series A Redemption Price”).  The Series A Redemption Price will be paid on the Redemption Date.  If legal restrictions on redemptions preclude the redemption pursuant to this Section 5.3(d) on the Series A Redemption Date of the full number of shares of Series A Preferred so requested, the shares whose redemption is so precluded shall be redeemed pursuant to this Section 5.3(d) within 10 days after, and to the extent, it becomes legally permissible to redeem some or all of such shares.  Any redemption effected pursuant to this Section 5.3(d) shall be made on a pro rata basis among the holders of Series A Preferred in proportion to the number of shares of Series A Preferred then held by such holders.

(e)          Notices.  Any notice required by this Certificate to be given to the holders of shares of Series A Preferred shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at its address appearing on the books of the Corporation.”

4.           The foregoing Certificate of Amendment has been duly adopted by this corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Executed at [City], [County], on [date].

, [Officer Title]